ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206


RECD S.E.C.
SEP - 4 2003
1086

September 4, 2003

BY HAND DELIVERY

U.S. Securities and Exchange Con
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549


03029802

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's results for the second quarter of 2003, which were disseminated to the shareholders of EDC on July 31, 2003. We are also enclosing English and Spanish versions of a notice of an extraordinary shareholders' meeting relating to the proposed merger of Corporación EDC, C.A. with EDC, which was disseminated to the shareholders of EDC on September 3, 2003.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

9/8

Enclosures

#82-4896



La Electricidad de Caracas

una empresa 

Second Quarter 2003

Contact:
Scarlett Alvarez U.
58-212/ 502.2950
edcinversionistas@aes.com

C.A. La Electricidad de Caracas & Affiliates Announces Second Quarter 2003 Results

For the second quarter of 2003, EDC recorded a Net Loss of Bs. 5.6 billion, an EBITDA of Bs.123.7 billion and an EBITDA margin of 57.7% as a result of an economic contraction of approximately 17% and 5.4% inflation for the second quarter of 2003 and 15.4% for the first half of 2003.

Highlights

- Net Loss was 89% lower than 2Q'02.
- Operating Expenses totaled Bs. 90.8 billion during 2Q'03, down 22.5% as compared to the same period of the previous year.
- EBITDA increased by 26.8% with respect to the second quarter of 2002.
- The EBITDA margin grew by 26.9% with respect to the second quarter of 2002.
- Operating Profit increased by 61.2% as compared to the same period of the previous year, to reach Bs.51.5 billion.
- Total Debt stood at US$733 million by the end of the second quarter, down 19.4% with respect to the same period of 2002.
- Rollover of US$96 million in loans in 2Q'03, for a total of US$224 million during the first half of this year.
- New financing amounting to US$22 million was secured in 2Q'03, for a total of US$46 million during the first half of the year.
- EDC paid US$34.3 million of its financial debt.
- Energy demand totaled 2.422 GWh for the second quarter of the year, down 5% with respect to 2Q'02.
- By the end of the second quarter of 2003, EDC had approximately one million customers.
- The Collective Convention was signed with the Workers Union.

	EDC		
In millions of constant Bolivars	2Q02	2Q03	Var
Operating Revenues	214.778	214.505	-0,13%
Operating Expenses	(117.168)	(90.784)	-22,52%
EBITDA	**97.610**	**123.721**	**26,75%**
Margen EBITDA	**45,45%**	**57,68%**	**26,91%**

External Factors Affecting EDC Results During 2Q'03:

- 5.4% inflation for the second quarter of 2003 and 15.4% for the first half of 2003.
- A 34-point lag between the annualized Wholesale Price Index (66.5%) and the annualized Consumer Price Index (32.3%).
- Per capita income fell 15.4%.
- Unemployment over 18%.
- An estimated 17% drop in the economic activity during 2Q'03.



1Q 2003
0,0
-10,0
-20,0
-30,0
-40,0
-50,0
-60,0
-70,0
Variation %
-35,1
-64,0
-33,5
-27,1
-6,6
-1,1
Manufacture
Construction
Commerce
Mining
Electricity & Water
Communications

Economic Activity by Sector
Source: Metroeconómica

Summary of Financial Results

Operating Income remained stable during the second quarter of 2003, dropping only 0.13% with respect to the same period of the previous year. This was possible because of a tariff increase weighted by type of client by the end of the second quarter. This was compensated by the inflationary effect and a 5% drop in consumption (not including exports to the National Interconnected System SIN).

Operating Expenses (including fuel and energy purchases) decreased 22.5% with respect to the same period of the previous year. This fall stemmed from the combined effect of a 35.5% drop in EDC's natural gas in expenses for fuel purchases and Bs.6.4 billion reduction in the management of the business. These results stemmed from the cost-rationalization and improved inventory-management strategies implemented by EDC management.

	EDC		
In millions of constant Bolivars	2Q02	2Q03	Var
Operating Revenues	214.778	214.505	-0,13%
Operating Expenses			
Energy Purchases /Fuel	*(56.260)*	*(36.287)*	*-35,50%*
Generation	(7.530)	(4.966)	-34,05%
Transmission and Distribution	(21.184)	(20.765)	-1,98%
Comercialization and Administratives	(32.194)	(28.766)	-10,65%
Business Operating Expenses	*(60.908)*	*(54.497)*	-10,53%
Operating Expenses	(117.168)	(90.784)	-22,52%
EBITDA	**97.610**	**123.721**	**26,75%**
Margen EBITDA	**45,45%**	**57,68%**	**26,91%**

Energy/Fuel Purchases decreased by 35.5% with respect to the second quarter of 2002. This reduction was the result of a natural gas price freeze, improved fuel management by using 20% liquid fuel and 80% natural gas, together with a 5% drop in energy demand as compared to the same period of 2002 (not including sales to the SIN).

EBITDA grew by 26.8% with respect to the same period of 2002, standing at Bs.123.7 billion for the quarter. This was mainly possible because of the management strategy of focusing on free cash flow and business management. In addition, by the end of the second quarter of 2003, the EBITDA stood at 3.24 times the interest payment expense.

EBITDA Margin stood at 57.68%, up 12.23% with respect to the second quarter of the previous year (45.45%).


60,00%
58,00%
56,00%
54,00%
52,00%
50,00%
48,00%
46,00%
44,00%
45,45%
45,73%
52,17%
57,27%
57,68%
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03

Net (Loss) Profit for the second quarter of this year stood at Bs.5.6 billion, up 89% with respect to 2Q'02 results. This rise stemmed from a deepening of cost-cutting and inventory-rationalization programs during 2Q'03, which compensated for exposure to inflation (Bs.19.5 billion). Other factors were a lower inflation rate and a drop in the company's financial debt.



La Electricidad de Caracas

una empresa 

Second Quarter 2003

Financial Strategy Summary

EDC continues to successfully execute its financial plan, in spite of the macroeconomic situation, which has hampered the securing of new loans in the market. However, the company was able to obtain new loans for a total of US$22 MM for 2Q'03, 50% of which are from local banks and the rest are from multilateral organizations. Additionally, it managed to roll over US$96 MM in loans for the same period, 80% of which are from local banks and 20% are from international banks.



External Commercial Banks 6%
Local Capital Market 9%
Local Commercial Banks 13%
Bilaterals 8%
External Capital Market 39%
Multilateral 25%

The total weighted average cost of the debt for the second quarter of 2003 was 12.1%. The average cost of the debt in foreign currency was 7.76%, while the cost of the debt in bolivars was 31.48%.



Variable 29%
Fixed 71%

Fitch Ratings upgrades C.A. La Electricidad de Caracas debt

On July 2nd, 2003, Fitch Ratings has upgraded C.A. La Electricidad de Caracas (EDC) foreign-currency denominated papers to 'B-' from 'CCC+' and its rating in local currency to 'B' from 'CCC+', thus changing EDC's rating from "Negative Risk" to "Stable Risk."

Exchange Risk Hedging Strategy

EDC continues to implement its exchange and interest rate risk hedging strategy through the use of derivative instruments. The Company maintains a Swap (EUR/US$) for EUR100 million, which expires in 2004 and has accrued profits of US$8.4 million at market value. Also, in an attempt to cover against the risk of potential devaluation of the bolivar against the US dollar, the Company has a US$150 million Forward at a fixed exchange rate of Bs.1051/US$. The interest rate of this Forward is 94.75% of the local lending rate plus 1.75% and it expires in 2004. To date, it has accrued a US$54 million profit.

Business Management

Tariff Regime & Regulatory Framework

- The Tariff Regime in force according to Official Gazette N° 37,415 of 04/03/2002 was applied during the first quarter of 2003 and all except Social Residential Service end-user tariffs were adjusted. The resulting Price Adjustment Factor (FAP) implied a 26% tariff increase for EDC, CALEV and ELEGGUA, and an 11.8% increase for CALEY.
- In order to mitigate the impact of these increases on our customers' bills, the adjustment was implemented gradually as follows: 15% in January, 6%in February and 5% in March for EDC, CALEV and ELEGGUA; 7% in January and 4.8% in February for CALEY.
- On February 6, 2003, the Executive promulgated Decree N° 2,304 (Official Gazette N° 37,626), which freezes prices for basic goods and services, including electricity supply.
- On May 5, 2003, a joint resolution of the Ministry of Energy and Mines (MEM) and the Ministry of Production and Trade was published in Official Gazette N° 37.682. The resolution suspends, on a temporary basis, those increases that derive from the application of the Price Adjustment Factor (FAP). However, the resolution goes on to state that the MEM may approve the application of this factor on an exceptional basis.
- As a result of the application of the tariff in force, the average prices for the first half of 2003 were the following:

Applies to EDC, CALEV & ELEGGUA

Type of Service	Bs./kWh
Residential	93.6
General	94.3
Industrial	66.6
A.P. & Official Sector	75.3
Average *	**89.7**

Applies to CALEY

Type of Service	Bs./kWh
Residential	75.3
General	61.2
Industrial	67.3
A.P. & Official Sector	37.7
Average *	**64.7**

* Patent and CACE (charges for fuel and energy adjustments) costs included

- As far as the regulatory framework is concerned, the Government has still not created the institutions that will be in charge of regulating the sector (National Energy Commission and National Center for the Management of the Electrical System). In addition, even though the new Electricity Law stipulates the separation of company activities and ensuing company adjustments, it has not been possible to implement this structure. The deadline is January 2004.

GENERATION

The 450 MW CRZ #9 Unit of the Ricardo Zuloaga Complex was put back in operation on June 17th, after undergoing repairs and maintenance starting on March 5.

Investment in La Raisa Generation Plant

With the aim of increasing the amount of reliable generation capacity for the Greater Caracas area and in accordance with the company's generation plant renewal policy, EDC is purchasing two SW 501DS gas turbines, with a combined capacity of 200 MW, to be used in a simple cycle generation plant. The equipment will be installed in an EDC-owned plot of land located 40 Km southeast of Caracas, with easy access to the interconnection point with the system and to PDVSA´s natural gas pipeline. This investment will total approximately US$75 million.

These turbines will enhance EDC's ability to supply energy into the National Interconnected System (SIN).

TRANSMISSION AND DISTRIBUTION

Energy demand for Electricidad de Caracas & its affiliates stood at 2.422 GWh during the second quarter of this year. However, energy sales (excluding energy contributions to the National Interconnected System SIN) dropped 5% with respect to the same period of the previous year as a result of the economic contraction and rising inflation rates.

In order to reduce non-technical losses, EDC continues to implement its loss-reduction plan, which includes optimizing the commercial cycle by implementing policies and procedures that guarantee collections, installations, readings, cuttings and re-connections of the service. This program goes hand in hand with investment in the network, evaluation of various state-of-the-art technologies and of best practices developed by other companies to prevent electrical fraud.

Total EDC technical and non-technical energy losses decreased by 17.33% and 9.80%, respectively, for the second quarter of 2003, as compared to the same period in 2002. The factors affecting these figures are a decrease in the per capita income of Venezuelans and the economic contraction, which generates more illegal connections.


La Electricidad de Caracas

una empresa 

Second Quarter 2003

Management Indicators

By the end of the first quarter of 2003, there has been a 14.75% decrease in the Monthly Moving Average for Duration of Interruptions **(SAIDI)**, which stands at 18.84 minutes.



Minutes
Good
23,00
21,00
19,00
17,00
15,00
22,1
21,63
20,02
20,09
18,84
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03

With respect to the Annual Total System Interruption Time **(TTA)**, this index dropped 19.78% with respect to the second quarter of 2002, standing at 296 minutes.



Minutes
Good
390
370
350
330
310
290
270
250
369
356
331
316
296
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03

The decrease in the **SAIDI** and **TTA** is mainly due to the combined effect of a more efficient use of resources and the automation of the distribution network, minimizing the time used to locate damages and improving customer service.

The Monthly Interruption Frequency Moving Average (**SAIFI**) stood at 0.31, a 22.5% increase with respect to the previous year. This increase is directly related to the March 5 forest fire, which caused a failure that in the Tacoa-Boyaca #1 230-Kw line, and the onset of the rainy season.



Frecuency
Good
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
0,25
0,27
0,27
0,31
0,31
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03



La Electricidad de Caracas

una empresa 

The Claim Attention Time Yearly Average **(TAR)** stood at 130 minutes, a 36-minute (21.69%) decrease with respect to the previous year. This decrease is mainly derived from a drop in the number of claims resulting from maintenance activities concentrated in the areas of greater incidence, as well as from the improved administration of resources designed to reduce the number of claims.

.


Minutes
390
370
350
330
310
290
270
250
369
356
331
316
296
Good
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03

RETAIL

In order to be more accessible to its customers, EDC has set up an innovative service whereby customers can verify their pending balance through text messages. By dialing *502 from any cell phone, our customers will access information on electricity supply services, waste collection, Pdvsa Gas and Property Taxes, as well as make any claim or report. This information is provided by "Mi Contacto", the Comprehensive Customer Care Center.


502

During the second quarter of 2003, EDC launched a program to implement new collection agencies by opening one new payment point and 10 authorized agents. This strategy has allowed the closing of two commercial offices. It is designed to keep the same levels of service with lower operating costs and improved customer service.

As of June 30, 2003, EDC residential customers represented 84% of the total one million active customers.


Street Lighting and Government 1%
General 14%
Industrial 1%
Residential 84%


La Electricidad de Caracas

una empresa 

Second Quarter 2003

Total energy consumption stood at 2.422 GWh for the second quarter of 2003. Of this total, residential and commercial clients consume the most (69%.)


SIN
3%
Street Lighting
and
Government
9%
Residential
34%
General
35%
Industrial
19%

Management indicators

As of June 30, 2003, rotation of accounts receivable averaged 2.18 times, including the private and public sectors.


Frecuency
Good
2,5
2,3
2,1
1,9
1,7
1,5
1,7
1,76
2,39
2,17
2,18
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03

Effectiveness of collections stood at 0.95 as of June 30 as a result of the accounts receivable recovery plan.


Good
1,4
1,2
1
0,8
0,6
0,4
0,2
1,22
0,95
0,55
1,05
0,95
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03

Starting on April 1st, EDC began to apply interest in arrears on invoices paid after the due date. The interest is calculated on the basis of the average lending rate for the six largest banks in the country.

Safety for EDC employees

The Company has continued to enhance its strategic plan designed to improve the protection and safety program for its employees. This is reflected in the Lost Time Accidents indicator.


120
100
80
60
40
20
0
105
73
29
26
18
1999
2000
2001
2002
Jun-03
Lost Time Accidents

Events

Collective Convention is signed

The Collective Convention between EDC and the Workers Union was signed on June 18, 2003. The agreement will be in force for 28 months and will benefit 2347 workers.

The agreement establishes a 31% salary increase, to be applied in two parts: the first 21.24% at the moment in which the convention was signed and 9.86% in January 2004. The general salary increase amounts to Bs.250,000, which will be paid in two parts. The first part (Bs.160,000) was paid in June 2003 and the second part (Bs.90,000) will be paid in January 2004. In addition, a single bonus of Bs.2,500,000 will be paid in two parts: the first one (Bs.1,750,000) was paid in June 2003 and the remaining Bs.750,000 will be paid in January 2004.

New Appointments

Dr. Andrés Gluski, President of EDC and Chairman of its Board of Directors, has also been appointed AES Senior Vice President for Integrated Utilities in Central America and the Caribbean, including Venezuela, Dominican Republic and El Salvador. In addition, Engineer Salomón Magán, with 20 years of experience in EDC, has been appointed General Manager of EDC.

Government Debt Payment Agreement

By the end of the second quarter, the Government owed EDC a total of Bs.66.9 billion. On July 28, 2003, a Government Debt Compensation Agreement was entered into by the Ministry of Finance, PDVSA and EDC, for a total of Bs. 40 billion. This compensation will be done by means of public debt bonds, which in turn will be used by EDC to pay for the fuel purchased from PDVSA

Exchange Control Administration (CADIVI)

Up to the second quarter of this year, EDC had registered a total of US$724 million with CADIVI to be used to pay its financial and commercial debt acquired before January 22, 2003. In April of this year, the company paid US$22.5 million to bilateral organizations at an exchange rate of Bs.1600/US$.

On July 24, CADIVI granted US$13 million to EDC creditors, US$11.8 million of which were used to pay for the debt with multilateral organizations and US$1.2 million were used for imports.

Storm Affects Distribution Network

On July 14, 2003, during the early morning hours, hurricane-level winds and a torrential rainstorm raged throughout the capital city, causing blackouts in all the area served by EDC. The storm caused the tripping of 70 distribution circuits. Initially, 8% of the load was out of service, but it was gradually recovered during the 24 hours following the storm.

Social Responsibility

In addition to implementing its Comprehensive Community Education Plan on Prevention and Safety regarding Electrical Installations, EDC and its workers participate in the "Voluntary Contribution through the Payroll" program of the *Dividendo Voluntario para la Comunidad* (United Way). This program supports social responsibility projects in childcare, health, education and other areas.

In this sense, EDC and the *Dividendo Voluntario para la Comunidad* have started construction work in the new headquarters for Basic Education (Grades 1-6) and the Auditorium of the San José de Carayaca Parish School. This project is an attempt to improve the education of 1200 children who were left practically without schools after the 1999 mudslides. The project is funded by an EDC-IFC joint agreement.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the National Security Commission of Venezuela. These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on June 30, 2003.

The exchange rate at the closing of the first half of 2003 was 1,600 bolivars per US dollar and the average exchange rate for the year was 1,621.76 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of the first half of 2003 was 350.06 and the average Consumer Price Index during the January-June period was 331.28.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 33 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com



La Electricidad de Caracas

una empresa 

Financial Statements

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2003)

	2Q02 Bs	3Q02 Bs	4Q02 Bs	1Q03 Bs	2Q03 Bs	2Q03 US$	2Q03 Vs 2Q02
Operating Revenues	214.778	210.130	216.309	200.951	214.505	123,91	-0,13%
Operating Expenses	(117.168)	(114.027)	(103.456)	(85.858)	(90.784)	(52,94)	-22,52%
EBITDA	**97.610**	**96.103**	**112.854**	**115.093**	**123.721**	**70,97**	**26,75%**
EBITDA MARGIN	**45,45%**	**45,73%**	**52,17%**	**57,27%**	**57,68%**	**0,57**	**26,91%**
Depreciation and Amortization	(65.670)	(65.696)	(63.858)	(63.746)	(72.232)	(39,31)	9,99%
EBIT	**31.940**	**30.407**	**48.996**	**51.348**	**51.488**	**31,66**	**61,20%**
EBIT MARGIN	**14,87%**	**14,47%**	**22,65%**	**25,55%**	**24,00%**	**0,26**	
Other Income and (Expenses),Net	(14.334)	447	(15.127)	(7.407)	4.166	(4,57)	
Interest and Financial Expenses	(49.472)	(75.718)	(49.397)	(54.044)	(44.594)	(33,32)	-9,86%
Interest Earned	10.487	33.250	(5.861)	14.048	10.117	8,66	-3,53%
Derivatives Instruments	7.248	3.756	(2.110)	23.854	(7.198)	14,71	
Net Exchange Gain (Loss)	(31.599)	6.269	(17.955)	(90.846)	(30.151)	(56,02)	-4,58%
INCOME (LOSS)BEFORE TAXES, EXPOSURE TO INFLATION, MINORITY INTEREST AND EQUITY IN AFFILIATES	**(45.730)**	**(1.588)**	**(41.454)**	**(63.047)**	**(16.172)**	**(38,88)**	**-64,64%**
Result of Exposure to Inflation	9.486	39.153	15.778	40.881	19.485	25,21	105,42%
Provision for Income Tax	(13.300)	(5.925)	18.251	(4.784)	(8.961)	(2,95)	-32,62%
Minority Interest and Equity in Affiliates	6	1	7	(8)	0	(0,01)	
NET INCOME (LOSS)	**(49.538)**	**31.641**	**(7.419)**	**(26.959)**	**(5.647)**	**(16,62)**	**-88,60%**
NET MARGIN	**-23,06%**	**15,06%**	**-3,43%**	**-13,42%**	**-2,63%**	**(0,13)**	
NET INCOME (LOSS)PER SHARE	(15,86)	10,13	(2,37)	(8,63)	(1,81)	(0,005)	
NET INCOME (LOSS) PER ADR	(792,87)	506,42	(118,73)	(431,48)	(90,38)	(0,266)	
SHARES OUTSTANDING (millions)*	3.124	3.124	3.124	3.124	3.124	3.124	

*Twelve-month weighted average



La Electricidad de Caracas

una empresa 

Second Quarter 2003

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2003)

	2002 June 30	2002 September 30	2002 December 31	2003 March 31	2003 June 30
ASSETS					
Current Assets	1.143.292	1.047.248	996.783	945.700	**980.916**
Cash and Cash Equivalents	380.049	335.628	334.779	329.740	**376.570**
Property, Plant and Equipment, net	2.861.642	2.851.687	2.790.573	2.740.994	**2.706.507**
Investments	59.599	66.761	63.064	61.257	**58.695**
Long Term Accounts Payable	59.742	54.131	50.597	46.375	**43.456**
Intangible Assets and Deferred Credits	116.107	83.348	33.963	33.221	**39.375**
Total Assets	**4.240.382**	**4.103.175**	**3.934.980**	**3.827.547**	**3.828.949**
LIABILITIES AND EQUITY					
Current Liabilities	842.131	735.821	726.409	621.419	**683.552**
Bank Loans and Overdrafts	393.096	272.511	222.198	211.425	**179.612**
Current Portion of Long Term Debt	222.649	232.354	235.207	193.300	**204.141**
Long Term Debt	1.002.035	956.306	799.126	822.010	**763.703**
Others Liabilities	103.026	101.895	101.674	102.859	**104.342**
Equity	2.293.190	2.309.154	2.307.771	2.281.259	**2.277.352**
Total Liabilities and Equity	**4.240.382**	**4.103.175**	**3.934.980**	**3.827.547**	**3.828.949**
Current Assets/Current Liabilities	1,36	1,42	1,37	1,52	**1,44**
Short Term Debt/Long Term Debt	0,61	0,53	0,57	0,49	**0,50**
Equity/Total Assets	54,08%	56,28%	58,65%	59,60%	**59,48%**
Financial Debt/Total Capitalization	41,37%	38,75%	35,25%	34,97%	**33,50%**


La Electricidad de Caracas

una empresa 

Technical Aspects

EDC has an aggregate thermal generating capacity of 2,316 MW, comprising 17 generating units in 4 plants. EDC's transmission and distribution network covers 5,176 square km and it represents approximately 13% of the Venezuelan energy consumption. EDC has a total of 132 substations and 2,449 km of installed high voltage transmission lines (230 kW, 69 kW, 30 kW). The distribution network has 6,018 km of medium voltage lines (12.47kW, 8.3 kW, 4.8 kW) and 23,445 km of low voltage lines (<1kW).

	Unit	2Q 03
Installed Capacity	**MW**	
Arrecifes		120
Ampliación Tacoa		1.410
Tacoa		336
Oscar Augusto Machado		450
Total Installed Capacity		**2.316**

	Unit	1Q 03	2Q 03
Generation and Net Energy Purchases	**GWh**		
Gross Generation		2.559	3.002
Purchased Energy (Includes CALEY)		223	74
Internal Consumption and Losses		(576)	(654)
Total Sold Energy		**2.206**	**2.422**
Plant Availability (Rolling average)	%	**87,11**	**81,77**
Net Capacity Factor	%	**51,68**	**59,36**

	Unit	1Q 03	2Q 03
Sectores	**# Customer**		
Residential		1.020.877	1.066.111
Industrial		9.859	10.037
General		163.319	170.386
Street Lighting and Government		8.003	8.155
Total		**1.202.058**	**1.254.689**

Consumption (GWh)

Sectors	2Q02	3Q02	4Q02	1Q03	2Q03	2Q02 Vs 2Q03
Residential	869	880	918	779	831	-4,4%
Industrial	489	484	472	427	458	-6,3%
General	913	907	894	809	864	-5,4%
Street Lighting and Government	212	212	208	191	206	-2,8%
Total Service Area	**2.483**	**2.483**	**2.492**	**2.206**	**2.359**	-5,0%
Interconnected System	245	412	97	0	63	-74,3%
Total (service area+SIN)	**2.728**	**2.895**	**2.589**	**2.206**	**2.422**	**-11,2%**

#82-4896



La Electricidad de Caracas



una empresa



Segundo Trimestre, 2003

Persona Contacto:
Scarlett Alvarez U.
58-212/ 502.2950
edcinversionistas@aes.com

C.A. La Electricidad de Caracas y sus Filiales anuncia sus resultados para el segundo trimestre del año 2003

Para el segundo trimestre del año la EDC registró Pérdidas Netas por Bs. 5,6 millardos, un EBITDA de Bs. 123,7 millardos y un Margen EBITDA 57.7%, como consecuencia de una contracción económica estimada en alrededor de un 17% y una inflación de 5,4% para el segundo trimestre y un 15,4% para el primer semestre.

Aspectos Resaltantes

- Pérdida Neta: se redujo en 89% con respecto al mismo trimestre del año anterior.
- Gastos Operativos: para el trimestre totalizaron Bs. 90,8 millardos, disminuyendo en 22.5% comparado con el mismo período del año anterior.
- EBITDA: aumentó en 26,8% comparado con el mismo período del año anterior.
- Margen EBITDA: incrementó en 26,9% con respecto al segundo trimestre del 2002.
- Utilidad en Operaciones: se incrementó 61,2% con respecto al mismo período del año anterior, alcanzando Bs. 51,5 millardos.
- Deuda Total al cierre del Trimestre de US$ 733MM, reduciéndose en 19,4% con respecto al mismo período del año anterior.
- Renovación de Créditos por US$ 96MM para el 2T, totalizando US$ 224MM para el primer semestre del año.
- Nuevos Financiamientos por US$ 22 MM para el 2T, totalizando US$ 46MM para el primer semestre.
- EDC canceló US$ 34,3MM en deuda financiera.
- Demanda en Energía: totalizó 2.422 GWh para el segundo trimestre, disminuyendo en 5% con respecto al mismo período del año anterior.
- Número de Clientes alrededor de Un millon para el cierre del segundo trimestre.
- Se firmó acuerdo de Convención Colectiva con el Sindicato de Trabajadores.

	EDC		
En Millones de Bolivares constantes	2T02	2T03	Var
Ingresos de Operación	214,778	214,505	-0.13%
Gastos de Operación	(117,168)	(90,784)	-22.52%
EBITDA	**97,610**	**123,721**	**26.75%**
Margen EBITDA	**45.45%**	**57.68%**	**26.91%**

Factores Externos que afectan los resultados de la Empresa durante el 2T´03

- Inflación de 5,4% para el 2T03 y de 15,4% para el primer semestre de 2003
- Rezago de 34 puntos porcentuales entre el IPM y el IPC, siendo estos 66,5% y 32,3% respectivamente (anualizados).
- Ingresos per capita se redujo en 15,4%.
- Índice de desempleo superior al 18%
- Caída de la actividad económica estimada alrededor del 17% para el 2T´03

Actividad Económica por Sector
Fuente: Metroeconómica


I 2003
0,0
-10,0
-20,0
-30,0
-40,0
-50,0
-60,0
-70,0
Variación %
-35,1
-64,0
-33,5
-27,1
-6,6
-1,1
Manufactura
Construcción
Comercio
Minería
Electricidad y Agua
Comunicaciones

Resumen de Resultados Financieros

Ingresos de Operación para el segundo trimestre se mantuvieron estables, disminuyendo 0,13% con respecto a los ingresos obtenidos al mismo período del año anterior. Este resultado es debido al aumento promedio de las tarifas ponderado por tipo de cliente, el cual es compensado por el efecto inflacionario para el período y el descenso en el consumo en GWh en un 5% (*sin exportación de energía al Sistema Interconectado Nacional SIN).*

Gastos de Operación (incluye compras de energía y combustible) se disminuyeron en un 22,5% con respecto al mismo periodo del año anterior como consecuencia del efecto combinado de una reducción en 35,5% en los gastos por compra de combustible y una reducción de Bs. 6,4 millardos en los gastos de gestión del negocio. Estos resultados son la consecuencia de la estrategia implantada por la gerencia de la empresa de mantener su programa de racionalización de costos y el mejor uso de los inventarios.

	EDC		
En Millones de Bolivares constantes	**2T02**	**2T03**	**Var**
Ingresos de Operación	214.778	214.505	-0,13%
Gastos de Operación			
Compras de Energía / Combustible	*(56.260)*	*(36.287)*	*-35,50%*
Generación	(7.530)	(4.966)	-34,05%
Transmisión y Distribución	(21.184)	(20.765)	-1,98%
Comercialización y Administrativos	(32.194)	(28.766)	-10,65%
Gastos de Operación del Negocio	*(60.908)*	*(54.497)*	-10,53%
Total Gastos de Operación	(117.168)	(90.784)	-22,52%
EBITDA	**97.610**	**123.721**	**26,75%**
Margen EBITDA	**45,45%**	**57,68%**	**26,91%**

Compras de Energía/ Combustible disminuyeron en 35,5% con respecto al segundo trimestre del 2002, como resultado del congelamiento del precio de gas natural y un mejor manejo de la mezcla de combustibles (20% en combustible líquido y 80% en gas natural), aunado a la caída de 5% en la demanda de energía(*sin exportación de energía al SIN)* con respecto al mismo período del año anterior.

EBITDA se incrementó en un 26,8% con respecto al mismo período del 2002 al ubicarse en Bs.123,7 millardos para el trimestre, como consecuencia de la estrategia asumida por la gerencia a focalizarse en el flujo de caja libre y la gestión del negocio. Así mismo, al cierre del segundo trimestre el EBITDA cubre 3,24 veces el gasto de intereses.

Margen EBITDA se ubicó en 57,68%, mejorándose el índice en 12,23% con respecto al segundo trimestre del año anterior, el cual se ubicó en 45,45%.



60,00%
58,00%
56,00%
54,00%
52,00%
50,00%
48,00%
46,00%
44,00%
45,45%
45,73%
52,17%
57,27%
57,68%
2T 02
3T 02
4T 02
1T 03
2T 03

Utilidad (Pérdida) Neta *para el segundo trimestre del año registró una pérdida de* Bs. 5,6 millardos, mejorando en un 89% con respecto a los resultados obtenidos en el segundo trimestre del 2002. Este resultado es producto principalmente de la celeridad en los programas de reducción de costos y la racionalización de los inventarios para el segundo trimestre del 2003. Esto fue compensado por los resultados por exposición a la inflación, los cuales representaron Bs. 19,5 millardos, como consecuencia de una menor inflación y reducción en la deuda total financiera de la empresa.


La Electricidad de Caracas

una empresa 

Segundo Trimestre, 2003

Resumen de Estrategias Financieras

La EDC continúa con éxito la ejecución de su plan financiero a pesar de la situación macroeconómica, lo cual ha dificultado la obtención de nuevos financiamientos en los mercados. No obstante, la Empresa concretó nuevos financiamientos por un total de US$ 22 MM para el segundo trimestre, de los cuales 50% es local y el resto con organismos multilaterales. Así mismo realizó renovaciones de Créditos por US$ 96MM para el mismo período, de los cuales 80% es local y 20% con la banca externa.



Mercado Capital Local 9%
Banca Externa 6%
Banca Local 13%
Bilaterales 8%
Mercado Capital Externo 39%
Multilateral 25%

El costo promedio ponderado total de la deuda para el primer semestre del 2003 fue de 12,1%. El costo promedio de la deuda en moneda extranjera fue de 7,76% y el de la denominada en bolívares fue de 31,48%.



Variable 29%
Fijo 71%

Fitch Ratings mejoró la calificación de C.A. La Electricidad de Caracas

El 2 de julio, Fitch Ratings anuncio la mejora de la calificación de riesgo de los papeles en moneda extranjera de C.A. La Electricidad de Caracas (EDC) a 'B-' de 'CCC+' y la calificación de riesgo en moneda local a 'B' de 'CCC+', cambiando así la calificación de EDC de "Riesgo Negativo" a "Riesgo Estable".

Cobertura de Riesgo Cambiario

EDC continua con su estrategia de cobertura de riesgo cambiario y de tasas de interés mediante la utilización de instrumentos derivativos. En tal sentido, la Empresa mantiene una operación "Swap (EUR/US$)" por EUR 100 millones con vencimiento en el 2004, con una ganancia acumulada a valor de mercado de US$ 8.4MM. Igualmente, mantiene un "Forward", a través del cual se intenta cubrir el riesgo existente de probables devaluaciones del bolívar con respecto al dólar americano, por un monto de US$ 150 millones, a una tasa de cambio fija de US$/Bs. 1.051 y una tasa de interés del 94,75% de la tasa activa del mercado local más 1,75%, con vencimiento en el año 2004, con una ganancia acumulada de US$ 54 MM.

Gestión del Negocio

Régimen Tarifario y Marco Regulatorio

- Como resultado de la aplicación del Pliego Tarifario vigente publicado Gaceta Oficial N° 37.415 del 03/04/2002, durante el primer trimestre de 2003 se efectúo el ajuste de las tarifas a los usuarios finales, con excepción del Servicio Residencial Social. El valor resultante del Factor de Ajuste de Precios (FAP) implicó un aumento tarifario de 26% para EDC, CALEV y ELEGGUA y 11,8% para CALEY.
- Para atenuar el impacto en la facturación de nuestros clientes el aumento tarifario fue aplicado en forma progresiva de la siguiente forma: 15% en enero, 6% en febrero y 5% en marzo para EDC-CALEV-ELEGGUA y para CALEY 7% en enero y 4,8% en febrero.
- El 06 de febrero de 2003 el Ejecutivo Nacional promulgó el Decreto N° 2.304 (Gaceta Oficial N° 37.626) donde se congelan los precios de los bienes y servicios de primera necesidad, incluyendo el suministro de electricidad.
- El 05 de mayo de 2003 fue publicada en Gaceta Oficial N° 37.682, una resolución conjunta con los Ministerios de Energía y Minas y de Producción y Comercio donde se suspende temporalmente los aumentos de tarifas derivados de la aplicación del Factor de Ajuste de Precios (FAP). No obstante, la resolución establece que el MEM podrá aprobar excepcionalmente la aplicación de este factor.
- El precio promedio para el segundo trimestre de 2003 resultante de la aplicación de la tarifa vigente es el siguiente:

Aplicable a: EDC, CALEV y ELEGGUA

Tipo de Servicio	Bs./kWh
Residencial	93,6
General	94,3
Industrial	66,6
A.P. y Sector Oficial	75,3
Promedio *	**89,7**

Aplicable a: CALEY

Tipo de Servicio	Bs./kWh
Residencial	75,3
General	61,2
Industrial	67,3
A.P. y Sector Oficial	37,7
Promedio	**64,7**

*Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

- Con respecto al Marco Regulatorio aún no se han creado las instituciones llamadas a regular el sector tales como la Comisión Nacional de Energía y el Centro Nacional de Gestión del Sistema Eléctrico. Por otra parte, si bien la Ley impone la separación de actividades con un consecuente ajuste dentro de las organizaciones, la implementación de tal diseño no ha podido materializarse, manteniéndose como fecha límite enero de 2004.

GENERACIÓN

A partir del 17 de junio volvió a entrar en servicio la Unidad #9 del Conjunto Ricardo Zuloaga con 450 MW, la cual se encontraba en reparación y mantenimiento desde el 5 de marzo.

Inversión en la Planta de Generación La Raisa

Con el objetivo de aumentar la capacidad de generación confiable disponible para servir a la Gran Caracas y acorde con el plan de renovación del parque generador de la Empresa, EDC está adquiriendo dos turbinas a gas SW 501DS por un total de 200 MW para ser instaladas en una planta de generación a gas de ciclo simple. Los equipos se instalarán

en un terreno propiedad de EDC ubicado 40 Km al sureste de Caracas, con fácil acceso al punto de interconexión del sistema (EDC y SIN) y a la tubería de gas natural de PDVSA. El monto aproximado de la inversión es de US$ 75 millones.

Adicionalmente estas turbinas incrementarán la capacidad de EDC para aportar energía al Sistema Interconectado Nacional (SIN).

TRANSMISIÓN Y DISTRIBUCIÓN

Para el segundo trimestre de este año, la demanda de energía de la Electricidad de Caracas y sus filiales alcanzó a 2.422 GWh. Sin embargo, las ventas de energía registraron una disminución del 5% con respecto al mismo periodo del año anterior, (no incluye ventas al SIN) como consecuencia de la contracción económica y la inflación al segundo trimestre del año.

EDC continúa con su programa de reducción de pérdidas no técnicas de energía, fundamentado en la optimización del ciclo comercial mediante la práctica de políticas y procedimientos que garanticen la cobranza, instalación, lectura, corte y re-conexión del servicio. El programa va acompañado de inversiones en la red eléctrica, evaluación de tecnologías de punta y mejores prácticas de otras empresas para la prevención del delito eléctrico.

Las pérdidas de energía (técnicas y no técnicas) se colocaron en 17,33% al cierre del segundo trimestre del año 2003, ubicándose las no-técnicas en 9,80%, como consecuencia de la contracción económica.

Indicadores de Gestión

Al cierre del segundo trimestre del 2003 se observa una disminución de 14.75% en el **Indice Promedio Móvil Mensual de Duración de Interrupción (SAIDI)**, colocándose en 18.84 minutos.


Minutos
Bueno
23,00
21,00
19,00
17,00
15,00
22,1
21,63
20,02
20,09
8,84
jun-02
sep-02
dic-02
mar-03
jun-03

Con respecto al **Tiempo Total Anual de Interrupción (TTA)** del sistema, éste disminuyó en 19,78% con respecto al segundo trimestre del año anterior, ubicándose en 296 minutos.



Minutos
390
370
350
330
310
290
270
250
369
356
331
316
296
Bueno
Jun 02
Sep 02
Dic 02
Mar 03
Jun 03

Estas disminuciones en los índices **(SAIDI y TTA)** se deben principalmente al efecto combinado del uso más eficiente de los recursos y a la automatización de la red de distribución lo cual ha minimizado los tiempos de localización de averías y, en consecuencia, mejorando en el servicio a nuestros clientes.

En cuanto al **Indice Promedio Móvil Mensual de Frecuencia de Interrupción (SAIFI)**, se colocó en 0.31, veces incrementando en 22.5% con respecto al año anterior. Este aumento esta directamente relacionado a una falla ocurrida el 5 de marzo, como consecuencia del incendio forestal que activó los sistemas de protección, afectando la línea 230 Kv en Tacoa-Boyaca #1 y a la incidencia al comienzo de la temporada de lluvias.



Veces
Bueno
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
0,25
0,27
0,27
0,31
0,31
jun-02
sep-02
dic-02
mar-03
jun-03

En relación al **Tiempo Promedio Anual de Atención de Reclamos de Servicio (TAR),** éste se ubicó en 130 minutos, significando una reducción en 36 minutos 21.69% con respecto al año que precedió. Esta reducción se deriva principalmente de la disminución del número de reclamos de servicio, producto de las acciones de mantenimiento concentradas en las áreas de mayor incidencia y de administración de los recursos con miras a reducir el número de reclamos que deben ser atendidos.



Minutos
170
165
160
155
150
145
140
135
130
125
120
166
152
133
130
130
Bueno
Jun 02
Sep 02
Dic 02
Mar 03
Jun 03

COMERCIALIZACIÓN



502

EDC para estar al alcance de sus clientes innovó los servicios de consulta de saldos a través de mensajes de textos discando el *502 desde cualquier teléfono celular, en donde nuestros clientes podrán acceder a la información sobre nuestros servicios de electricidad, que brinda el Centro de Atención Integral "Mi Contacto".

Durante el segundo trimestre del año 2003, iniciamos un proceso de implantación de nuevos agentes de recaudación a través de la apertura de un punto de pago y diez agentes autorizados, los cuales están enfocados a mantener nuestros niveles de servicio a un menor costo operativo, dicha estrategia nos permitió llevar a cabo el cierre de dos oficinas comerciales, afianzando una vez más los esfuerzos en la reducción de costos y mejoramiento de la calidad de atención a todos nuestros clientes

Los clientes residenciales de EDC representan el 84% del **Total de los Clientes,** los cuales se ubicaron alrededor de Un millón al 30 de junio del 2003.



Oficial /Alumbrado Público 1%
General 14%
Industrial 1%
Residencial 84%

El Consumo de Energía en GWh totalizó 2.422 para el segundo trimestre del año, de los cuales los clientes de mayor consumo son los residenciales y comerciales representando estos, el 69% del consumo total de energía.


Oficial y Alumbrado Publico 9%
SIN 3%
Residencial 34%
Industrial 19%
General 35%

Indicadores de Gestión

La rotación de las cuentas por cobrar de EDC al 30 de junio se promedian en 2.18 veces, incluyendo el sector privado y público.


Veces
Bueno
2,5
2,3
2,1
1,9
1,7
1,5
1,7
1,76
2,39
2,17
2,18
jun-02
sep-02
dic-02
mar-03
jun-03

La efectividad de la cobranza se ubicó en 0,95 al 30 de junio como resultado del plan de recuperación de cuentas por cobrar


Bueno
1,4
1,2
1
0,8
0,6
0,4
0,2
1,22
0,95
0,55
1,05
0,95
jun-02
sep-02
dic-02
mar-03
jun-03

A partir del primero de abril EDC comenzó a aplicar sobre sus facturas pagadas posterior a la fecha del vencimiento, intereses de mora calculados sobre el promedio de la tasa activa de los 6 primeros bancos del país.

Seguridad de los Empleados

La Empresa ha continuado con el plan de mejora en su Programa de Protección y Seguridad para sus empleados, el cual se muestra en el indicador de Accidentes con Perdida de Tiempo.



120
100
80
60
40
20
0
105
73
29
26
18
1999
2000
2001
2002
3-Jun
Accidentes con perdida de tiempo

Eventos

Firma de la Convención Colectiva

El 18 de junio se firmo un Acuerdo de Convención Colectiva entre EDC y el Sindicato de los Trabajadores, valido por un período de 28 meses. Este convenio favorece a 2347 trabajadores.

El acuerdo estableció un incremento salarial de 31%, a ser aplicados en dos partes, 21,24% al momento de la firma y 9,86% a ser aplicado en enero del 2004. Este aumento general del salario es de Bs. 250.000, pagadero en dos partes, la primera se hizo efectiva en junio por Bs. 160.000 y la segunda parte será en enero del 2004, Bs. 90.000. Igualmente, se acordó una bonificación única de Bs. 2.500.000, a ser distribuidas en dos pagos, el primero se realizo en junio del 2003, por Bs. 1.750.000 y el restante en enero 2004 por Bs. 750.000.

Nuevas Designaciones

El Dr. Andrés Gluski, Presidente de la EDC y de su Junta Directiva, fue adicionalmente designado Vicepresidente Senior de AES para las Empresas Distribuidoras Integradas en Centro América y el Caribe la cual abarca el Salvador, República Dominicana y Venezuela. Así mismo, se creó la Gerencia General que será ocupada por el Ing. Salomón Magán, quien tiene mas de 20 años de experiencia en EDC.

Acuerdo de pago Deuda Gobierno

Al cierre del segundo trimestre la Deuda Gobierno totalizaba Bs. 66,9 millardos. El 28 de julio se firmo una Acta de Compensación de Deuda Gobierno entre el Ministerio de Finanzas – PDVSA – EDC por Bs. 40 millardos. Dicha compensación se realizara a través de Bonos de la Deuda Publica, los cuales serán a su vez utilizado por la empresa para cancelar la compra de combustible a PDVSA.

Régimen Cambiario

Durante este último trimestre EDC ha registrado ante la oficina de CADIVI un total de US$ 724 millones para la cancelación de deuda financiera y comercial adquirida antes del 22 de enero del 2003. Durante el mes de abril la Empresa canceló deuda a organismos bilaterales por US$ 22,5MM al tipo de cambio oficial de Bs.1.600.

Para el 24 de julio, CADIVI otorgó US$ 13MM a los acreedores de EDC, de los cuales US$ 11.8MM fueron destinados al pago de la deuda con los multilaterales y US$ 1.2MM para las importaciones.

Efectos de las Torrenciales de lluvia sobre la Red de Distribución

En la madrugada del 14 de julio del 2003 fuertes y constantes lluvias junto a vientos huracanados sobre la ciudad Capital, ocasionaron interrupciones en el suministro del servicio eléctrico en el área servida, afectando 70 circuitos de la red de distribución. Esto dejo fuera de servicio inicialmente al 8% de la carga conectada, la cual fue recuperada paulatinamente en las siguientes 24 horas a la tormenta.

Responsabilidad Social

Además de llevar a cabo el Plan Integral de Educación Comunitaria sobre Prevención y Seguridad en Instalaciones Eléctricas, EDC junto a sus trabajadores forman parte del programa "Aporte Voluntario por Nómina" del Dividendo Voluntario para la Comunidad (United Way), el cual apoya el desarrollo de proyectos de Responsabilidad Social en las áreas de atención al niño, salud, educación, entre otros.

En tal sentido, EDC conjuntamente con el Dividendo Voluntario para la Comunidad , están iniciando en el segundo trimestre las obras de construcción de la nueva sede para Educación Básica (1ro al 6to grado) y del Auditorium de la Unidad Educativa Parroquial San José de Carayaca.

Este proyecto va en búsqueda de la recuperación y mejora de la educación de 1200 niños del estado Vargas que quedaron prácticamente desasistidos después de las inundaciones de 1999. El financiamiento para este proyecto es aprobado a través de un convenio entre EDC y el International Finance Corporatión (IFC).

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de junio de 2003.

La tasa de cambio para el cierre primer semestre del 2003 fue 1.600,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.621,76 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre del primer semestre de 2003 fue 350,06 y el IPC promedio para el período enero-junio fue de 331,28.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 33 países. AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com


La Electricidad de Caracas

una empresa 

Segundo Trimestre, 2003

Estados Financieros

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2003)

	2T 02 Bs.	3T 02 Bs.	4T 02 Bs.	1T 03 Bs.	2T 03 Bs.	2T 03 US$	2T 03 Vs 2T 02
Ingresos de Operación	214,778	210,130	216,309	200,951	214,505	123.91	-0.13%
Gastos de Operación	(117,168)	(114,027)	(103,456)	(85,858)	(90,784)	(52.94)	-22.52%
EBITDA	**97,610**	**96,103**	**112,854**	**115,093**	**123,721**	**70.97**	**26.75%**
MARGEN EBITDA	**45.45%**	**45.73%**	**52.17%**	**57.27%**	**57.68%**	**57.27%**	**26.91%**
Depreciación y Amortización	(65,670)	(65,696)	(63,858)	(63,746)	(72,232)	(39.31)	9.99%
EBIT	**31,940**	**30,407**	**48,996**	**51,348**	**51,488**	**31.66**	**61.20%**
MARGEN EBIT	**14.87%**	**14.47%**	**22.65%**	**25.55%**	**24.00%**	**25.55%**	**61.41%**
Otros Ingresos y (Gastos) Neto	(14,334)	447	(15,127)	(7,407)	4,166	(4.57)	-129.06%
Intereses y Gastos Financieros	(49,472)	(75,718)	(49,397)	(54,044)	(44,594)	(33.32)	-9.86%
Intereses Ganados	10,487	33,250	(5,861)	14,048	10,117	8.66	-3.53%
Instrumentos Derivativos	7,248	3,756	(2,110)	23,854	(7,198)	14.71	-199.31%
Diferencia en Cambio Neta	(31,599)	6,269	(17,955)	(90,846)	(30,151)	(56.02)	-4.58%
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, INTERÉS MINORITARIO Y PARTICIPACIÓN CIAS AFILIADAS	**(45,730)**	**(1,588)**	**(41,454)**	**(63,047)**	**(16,172)**	**(38.88)**	**-64.64%**
Resultado por Exposición a la Inflación	9,486	39,153	15,778	40,881	19,485	25.21	105.42%
Provisión para Impuesto	(13,300)	(5,925)	18,251	(4,784)	(8,961)	(2.95)	-32.62%
Interés Minoritario y Participación en Cías Afiliadas	6	1	7	(8)	0	(0.01)	-92.80%
UTILIDAD (PÉRDIDA) NETA	**(49,538)**	**31,641**	**(7,419)**	**(26,959)**	**(5,647)**	**(16.62)**	**-88.60%**
MARGEN UTILIDAD NETA	**-23.06%**	**15.06%**	**-3.43%**	**-13.42%**	**-2.63%**	**-13.42%**	
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(15.86)	10.13	(2.37)	(8.63)	(1.81)	(0.005)	
UTILIDAD (PÉRDIDA) NETA POR ADR	(792.87)	506.42	(118.73)	(431.48)	(90.38)	(0.266)	
ACCIONES EN CIRCULACIÓN (Millones) *	3,124	3,124	3,124	3,124	3,124	3,124	

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2003)

	2002 30 Junio	2002 30 Septiembre	2002 31 Diciembre	2003 31 Marzo	2003 30 Junio
ACTIVO					
Activo Circulante	1.143.292	1.047.248	996.783	945.700	**980.916**
Efectivo y Equivalentes de Efectivo	380.049	335.628	334.779	329.740	**376.570**
Propiedades, Planta y Equipos, neto	2.861.642	2.851.687	2.790.573	2.740.994	**2.706.507**
Inversiones	59.599	66.761	63.064	61.257	**58.695**
Cuentas por Cobrar a Largo Plazo	59.742	54.131	50.597	46.375	**43.456**
Activos Intangibles y Cargos Diferidos	116.107	83.348	33.963	33.221	**39.375**
Total Activo	**4.240.382**	**4.103.175**	**3.934.980**	**3.827.547**	**3.828.949**
PASIVO Y PATRIMONIO					
Pasivo Circulante	842.131	735.821	726.409	621.419	**683.552**
Préstamos y Sobregiros Bancarios	393.096	272.511	222.198	211.425	**179.612**
Porción Corriente Deuda LP	222.649	232.354	235.207	193.300	**204.141**
Deuda a Largo Plazo	1.002.035	956.306	799.126	822.010	**763.703**
Otros Pasivos	103.026	101.895	101.674	102.859	**104.342**
Patrimonio	2.293.190	2.309.154	2.307.771	2.281.259	**2.277.352**
Total Pasivo y Patrimonio	**4.240.382**	**4.103.175**	**3.934.980**	**3.827.547**	**3.828.949**
Activo Circulante / Pasivo Circulante	1,36	1,42	1,37	1,52	**1,44**
Deuda Financiera C P / Deuda L P	0,61	0,53	0,57	0,49	**0,50**
Patrimonio / Activo Total	54,08%	56,28%	58,65%	59,60%	**59,48%**
Deuda Financiera / Capitalización Total	41,37%	38,75%	35,25%	34,97%	**33,50%**


La Electricidad de Caracas

una empresa AES

Aspectos Técnicos

EDC tiene una capacidad de generación térmica de 2.316 MW, con 17 unidades de generación en 4 plantas. La red de transmisión y distribución de EDC cubre 5.176 km² y representa aproximadamente un 13% del consumo de energía de Venezuela. EDC posee un total de 132 subestaciones y 2.449 km. de líneas transmisión de alto voltaje (230 kv, 69 kv, 30 kv). Su red de distribución tiene instalados 6.018 km. de líneas de mediano voltaje (12,47kv, 8,3 kv, 4,8 kv) y 23.445 km. de líneas de bajo voltaje (<1kv).

	Unidad	2T03
Capacidad Instalada	**MW**	
Arrecifes		120
Ampliación Tacoa		1.410
Tacoa		336
Oscar Augusto Machado		450
Total Capacidad Instalada		**2.316**

	Unidad	1T03	2T03
Generación y Compra de Energía Neta	**GWh**		
Generación Bruta		2.559	3.002
Energía Comprada (Incluye CALEY)		223	74
Consumo Interno y Pérdidas		(576)	(654)
Total Energía Vendida		**2.206**	**2.422**
Disponibilidad Planta (promedio anual)	%	**87,11**	**81,77**
Factor de Capacidad, Neta	%	**51,68**	**59,36**

	Unidad	1T03	2T03
Sectores	**# Clientes**		
Residencial		1.020.877	1.066.111
Industrial		9.859	10.037
General		163.319	170.386
Oficial /Alumbrado Público		8.003	8.155
Total		**1.202.058**	**1.254.689**

Consumo (GWh)

Sectores	**2T02**	**3T02**	**4T02**	**1T03**	**2T 03**	**2T 03 Vs 2T02**
Residencial	869	880	918	779	831	-4,4%
Industrial	489	484	472	427	458	-6,3%
General	913	907	894	809	864	-5,4%
Oficial /Alumbrado Público	212	212	208	191	206	-2,8%
Total Area Servida	**2.483**	**2.483**	**2.492**	**2.206**	**2.359**	**-5,0%**
Sistema Interconectado Nacional	245	412	97	0	63	-74,3%
Total (area servida+SIN)	**2.728**	**2.895**	**2.589**	**2.206**	**2.422**	**-11,2%**

#82 - 4896


La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholder Meeting

Caracas, Venezuela (Sep 3, 2003). C.A. La Electricidad de Caracas and Corporación EDC, C.A. will invite its shareholders to an Extraordinary Shareholder Meeting to be held on September 19, 2003. This Meeting will consider and resolve the proposal Merger of Corporación EDC, C.A. with C.A. La Electricidad de Caracas.

C.A. La Electricidad de Caracas y Compañias Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 40 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

#82-4896


La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

C.A. La Electricidad de Caracas y Corporación EDC, C.A hoy 3 de septiembre de 2003, convoca a sus Accionistas a la realización de una Asamblea General Extraordinaria a celebrarse el 19 de septiembre de 2003, donde se tratará como punto único la fusión de Corporación EDC, C.A. con C.A. La Electricidad de Caracas.

C.A. La Electricidad de Caracas y Compañias Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañia de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 paises.